Exhibit (h)(2)

NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC
DISTRIBUTION AND SERVICING PLAN ADOPTED PURSUANT TO RULE 12b-1
CLASS A SHARES

WHEREAS, NB Crossroads Private Markets Access Fund LLC (the "Fund") is a closed‑end management investment company registered under the Investment Company Act of 1940, as amended ("1940 Act");

WHEREAS, the Fund filed an exemptive application with the Securities and Exchange Commission (the "SEC") to permit the Fund to offer multiple classes of shares (the "Exemptive Relief"); and

WHEREAS, when the order granting the Exemptive Relief is issued by the SEC (the "Order"), the Fund must comply with the provisions of Rule 12b-1 under the 1940 Act as if it were an open-end management investment company;

WHEREAS, the shares of membership interests of the Fund ("Shares") may be divided into several classes, one of which is designated Class A;

WHEREAS, the Fund desires to adopt a distribution and servicing plan pursuant to Rule 12b-1 under the 1940 Act for Class A Shares, and the Board of Managers of the Fund has determined that there is a reasonable likelihood that adoption of said plan will benefit Class A and its shareholders; and

WHEREAS, the Fund has employed Neuberger Berman BD LLC ("NBBD") as principal underwriter of the Shares of each class of the Fund;

NOW, THEREFORE, the Fund, with respect to Class A Shares, hereby adopts this Distribution and Servicing Plan Pursuant to Rule 12b-1 ("Plan") in accordance with Rule 12b‑1 under the 1940 Act on the following terms and conditions:

1.          A.          Class A Shares of the Fund shall pay to NBBD, to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of shareholders who own Class A Shares of the Fund, a distribution and servicing fee at the annual rate of 0.70% based on the aggregate net assets of the Fund attributable to Class A Shares, to be calculated, accrued and paid monthly as of the last business day of each month or at such other intervals as the Board shall determine.  For purposes of calculating such fee, net asset value will be calculated prior to any reduction for any fees and expenses, including, without limitation, the fees payable hereunder.

B.          The fees payable hereunder are payable without regard to the aggregate amount that may be paid over the years, provided that, so long as the limitations set forth in Rule 2341 of the Conduct Rules ("Rule 2341") of the Financial Industry Regulatory Authority ("FINRA") remain in effect and apply to recipients of payments made under this Plan, the amounts paid hereunder shall not exceed those limitations, including permissible interest.  Amounts expended in support of the activities described in Paragraph 2.B. of this Plan may be excluded in determining whether expenditures under the Plan exceed the appropriate percentage of new gross sales specified in Rule 2341, provided that the amount excluded shall not exceed 0.25% of the net assets attributable to Class A Shares.

2.          A.          As principal underwriter of the Fund's Shares, NBBD may spend such amounts hereunder as it deems appropriate on any activities or expenses primarily intended to result in the sale of Class A Shares of the Fund, including, but not limited to: compensation to employees of NBBD; compensation to NBBD and other qualifying financial intermediaries that engage in or support the distribution of Shares; expenses of NBBD and such other financial intermediaries and entities, including overhead and telephone and other communication expenses; the printing and distribution of prospectuses and shareholder reports other than for existing members of the Fund; and the preparation and distribution of sales literature and advertising materials.  This section does not preclude NBBD from making additional payments outside of the Plan.

B.          NBBD may spend such amounts hereunder as it deems appropriate on the administration and servicing of Class A shareholder accounts, including, but not limited to: responding to inquiries from shareholders or their representatives requesting information regarding matters such as shareholder account or transaction status, net asset value of shares, performance, services, plans and options, investment policies, portfolio holdings, and distributions and taxation thereof; and dealing with complaints and correspondence of shareholders; compensating financial intermediaries and their employees who service Class A shareholder accounts; and paying expenses of such financial intermediaries, including overhead and telephone and other communications expenses.  This section does not preclude NBBD from making additional payments outside of the Plan.

3.          This Plan and any related agreement shall take effect upon the date the Order is granted, and continue in effect for successive periods of one year from its execution for so long as such continuance is specifically approved at least annually by votes of a majority of both (a) the Board of Managers of the Fund and (b) those Managers who are not "interested persons" of the Fund, as defined in the 1940 Act, and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Rule 12b‑1 Managers"), cast in person or as otherwise permitted by the Securities and Exchange Commission at a meeting or meetings called for the purpose of voting on this Plan and such related agreements; and only if the Managers who approve the implementation or continuation of the Plan have reached the conclusion required by Rule 12b‑1(e) under the 1940 Act.

4.          Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Fund's Board of Managers, and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

5.          This Plan may be terminated at any time by vote of a majority of the Rule 12b‑1 Managers or by vote of a majority of the outstanding voting securities of Class A of the Fund.

6.          This Plan may not be amended to increase materially the amount of fees to be paid by the Fund hereunder unless such amendment is approved by a vote of a majority of the outstanding securities (as defined in the 1940 Act) of Class A Shares of the Fund, and no material amendment to the Plan shall be made unless such amendment is approved in the manner provided in Paragraph 3 hereof for annual approval.

7.          While this Plan is in effect, the selection and nomination of Managers who are not interested persons of the Fund, as defined in the 1940 Act, shall be committed to the discretion of Managers who are themselves not interested persons.

8.          The Fund shall preserve copies of this Plan and any related agreements for a period of not less than six years from the date of expiration of the Plan or agreement, as the case may be, the first two years in an easily accessible place; and shall preserve copies of each report made pursuant to Paragraph 4 hereof for a period of not less than six years from the date of such report, the first two years in an easily accessible place.

IN WITNESS WHEREOF, the Fund has executed this Plan as of the day and year set forth below.

Date:  October 22, 2020

NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC

By:	/s/ James Bowden
Name:	James Bowden
Title:	President and Chief Executive Officer

Agreed and assented to:

NEUBERGER BERMAN BD LLC

By:	/s/ Brian Kerrane
Name:	Brian Kerrane
Title:	Managing Director